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82-34881

29 June 2006

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

SUPPL

Ladies and Gentlemen:

Re: AMEC plc – Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of AMEC plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find a Stock Exchange announcements titled "French Multitechnical Regional Services acquisition" dated 28 June 2006 and "AMEC JV reaches financial close on UK's largest schools PFI project".

Feel free to call me with any questions on 01606 883885.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy letter and returning it to our courier.

Yours sincerely

C L Fidler
Assistant Company Secretary

Enclosure

X:\Sec\Secretarial\RNS Announcements\US Securities and Exchange Commission\SLanarkshire & French Aqui 290606.doc

AMEC plc
Sandiway House
Hartford, Northwich
Cheshire CW8 2YA
United Kingdom
Tel +44 (0)1606 883885
Fax +44 (0)1606 883996

Registered Office
Sandiway House
Hartford, Northwich
Cheshire CW8 2YA
Registered in England no. 1675285

www.amec.com

Direct Tel : +44 (0) 1606 881084
Direct Fax:: +44 (0) 1606 889959
Email : chris.fidler@amec.com
helen.burrows@amec.com

AMEC plc
29 June 2006

AMEC JV reaches financial close on UK's largest schools PFI project

AMEC plc, the international project management and services company, announces that the AMEC-led InspirED joint venture has today reached financial close on the UK's largest schools PFI project.

Highlights:
- InspirED a joint-venture between AMEC, Innisfree and Equion (a division of John Laing), granted 30-year PFI concession to deliver 17 new and two refurbished secondary schools for South Lanarkshire Council
- Total capital value of £319m
- AMEC to invest £8.4m equity
- AMEC to benefit from multiple income streams together worth more than £400m, including contracts to design, construct and refurbish the schools, redevelop surplus land around 12 of the sites and provide estate-management services
- The first school is due to be delivered by August 2007 and final completion in mid-2009
- At 31 December 2005 AMEC's portfolio of 11 existing PPP projects was valued at £109m, substantially ahead of the book value of £66m
- AMEC is also shortlisted for two further projects in Scotland, a schools project at East Dunbartonshire and a hospital project at Fife, as well as the Knowsley Building Schools for the Future project and St Luke's Hospital in Middlesbrough

Sir Peter Mason, chief executive of AMEC, said:
"In the UK, PPP remains a major government procurement route which is attractive to AMEC as it enables us to combine our investment, design, development, delivery and maintenance expertise to deliver both a complete solution to clients and maximise shareholder value. Given the recent disappointing news that Colchester General Hospital will not proceed, we are delighted to have finalised this prestigious, substantial and complex project to timetable."

The leader of South Lanarkshire Council, Councillor Eddie McAvoy, confirmed his delight at the Council securing the largest Schools Modernisation Programme in Scotland. "This tangible investment in education will undoubtedly enhance the whole of the Council's learning curriculum. It is an illustration of our commitment to the education of our children, young people and to the wider community as the schools' leisure facilities will also be open for community use. Of equal importance is the Council's ability to retain its entire staff. "

The InspirED joint venture has successfully raised £320m in Guaranteed Secured Index-Linked Bonds a process managed by Barclays Capital with the triple-A rated financial guarantee issued by XL Capital Assurance (U.K.) Limit.

Contacts:

AMEC plc +44 (0)20 7634 0000
Neil Jamieson, Director of Investor Relations
Juliet Sychrava, Director of Corporate Communications
Charles Reynolds, Head of Media Relations

AMEC is an international project management and services company that designs, delivers and supports infrastructure assets for customers worldwide across the public and private sectors. In 2005, AMEC employed 45,000 people in more than 40 countries, generating annual revenue of around £5 billion. AMEC's shares are traded on the London Stock Exchange where the company is listed in the Support Services sector (LSE: AMEC.L).

Innisfree is the leading infrastructure investment group in the UK sponsoring and making long term investments in PFI and PPP infrastructure projects. Innisfree currently has a platform of 47 PFI infrastructure projects with a capital value of some £8 billion covering health, education, transport and government accommodation. Innisfree is the largest private sector investor in PFI education projects in the UK. It has current commitments of some £90 million to 16 education projects costing £1.3 billion. These comprise over 270 schools educating over 100,000 children.

Equion, a division of John Laing plc (LSE: LNGO), is a specialist provider of facilities in the PFI and PPP markets with a long-term perspective and approach. The company manages and delivers projects from planning and funding through to design, construction and operation. It is actively involved in the management of a wide range of education, health, police, defence and special purpose government facilities www.laing.com.

Barclays Capital is the investment banking division of Barclays Bank PLC which has an AA long-term credit rating and a balance sheet of over £924 billion. With a distinctive business model, Barclays Capital provides large corporate, government and institutional clients with solutions to their financing and risk management needs. Barclays Capital has offices in 26 countries, employs over 9,000 people and has the global reach and distribution power to meet the needs of issuers and investors worldwide.

XL Capital Assurance (U.K.) Limited is a wholly owned subsidiary of XL Capital Assurance Inc. (XLCA). XLCA – rated triple-A by Moody's Investors Service, Standard & Poor's Ratings Service, and Fitch Ratings – is a monoline financial guarantee company that provides triple-A rated credit enhancement for the obligations of debt issuers worldwide. For more information, please visit www.xlca.com

28 June 2006

AMEC plc

French Multitechnical Regional Services acquisition

AMEC plc, the international project management and services company, announces the acquisition by AMEC SPIE of the French electronic security company EUROPE SECURITE TELECOMMUNICATION SA.

Based in Pessac, in the Gironde, EUROPE SECURITE TELECOMMUNICATION employs 26 people, posted sales of €4 million (£2.8 million) and had net assets of €1.4million (£1.0 million) in the year ended 31 December 2005.

The acquisition is in line with AMEC SPIE's strategy of expanding its Multitechnical Regional Services network of over 300 locations and follows three acquisitions made earlier this year.

Contacts:

AMEC plc +44 (0)20 7634 0000
Neil Jamieson, Director of Investor Relations
Juliet Sychrava, Director of Corporate Communications
Charles Reynolds, Head of Media Relations

AMEC plc is an international project management and services company that designs, delivers and supports infrastructure assets for customers worldwide across the public and private sectors. In 2005, AMEC employed 45,000 people in more than 40 countries, generating annual revenue of around £5 billion. AMEC's shares are traded on the London Stock Exchange where the company is listed in the Support Services sector (LSE: AMEC.L).